Filed by TC PipeLines, LP

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended.

Subject Company: TC PipeLines, LP

(Commission File No. 001-35358)

TC PipeLines recommends unitholders vote “FOR” the merger with TC Energy

Exchange Ratio represents a 20.8% premium to TC PipeLines’ closing unit price on October 2, 2020

HOUSTON, Texas – February 22, 2021 – News Release – TC PipeLines, LP (NYSE: TCP) (the Partnership or TC PipeLines) today reiterated its support of the pending merger with TC Energy Corporation (TSX, NYSE: TRP) (TC Energy).

In reaffirming its support of the pending merger, the Partnership notes that:

•	TC PipeLines unitholders will benefit from a more stable, diversified and attractive value creation opportunity in TC Energy: TC PipeLines unitholders will become TC Energy shareholders, providing the opportunity to participate in the growth of the post-merger company. TC Energy’s valuation has proven to be more resilient during the recent challenging environment than that of TC PipeLines.

•	The transaction is expected to enhance potential growth for the Partnership: TC Energy has greater access to capital, including a larger North American investor base, relative to master limited partnerships. As a result, the transaction is expected to enhance potential growth of the Partnership’s suite of assets.

•	TC PipeLines’ future outlook is negatively impacted by recent market conditions and changes in the regulatory regime: Regulatory changes have presented negative implications for the long-term growth and financial outlook of TC PipeLines. Specifically, growth via asset dropdown is not expected to resume due to the lack of capital market access and lower than historical valuations experienced by TC PipeLines and the midstream sector in general. As a result, TC PipeLines will be solely reliant on the earnings potential of existing assets.

•	TC PipeLines’ Conflicts Committee conducted a thorough process: The Conflicts Committee met with its financial and legal advisors frequently over a two-month period. The substantial negotiations between the Conflicts Committee and TC Energy led to an increase in the exchange ratio to 0.70x from TC Energy’s initial offer of 0.65x, representing an increase in the exchange ratio of 7.7%.

The proposed transaction simplifies TC Energy’s corporate structure, improves transparency, provides anticipated cost savings and other efficiencies and creates a stronger company without conflicts of interests between TC Energy and TC PipeLines.

EVERY VOTE IS IMPORTANT – UNITHOLDERS ARE URGED TO VOTE “FOR” THE PROPOSED MERGER WITH TC ENERGY TODAY.

Institutional Shareholder Services and Glass Lewis & Co., the two leading independent proxy firms, have both recommended that TC PipeLines’s unitholders vote “FOR” the approval of the merger agreement with TC Energy.

TC PipeLines reminds unitholders of the upcoming special meeting of unitholders to vote on the merger, which will be held at 10:00 a.m. (Central Time) on February 26, 2021. The Partnership expects the transaction to close shortly following receipt of unitholder approval. TC PipeLines has received all regulatory approvals required to complete the transaction.

Unitholders who have not already voted their units are encouraged to vote FOR the merger as soon as possible and should contact Morrow Sodali, the Partnership’s proxy solicitor, by calling toll-free at (877) 787-9239 or by sending an email to TCP@investor.morrowsodali.com if they need any assistance.

TC PipeLines has previously filed an updated investor presentation with the U.S. Securities and Exchange Commission (“SEC”) in order to provide all unitholders with additional information associated with the proposed merger with TC Energy. The presentation is available on the SEC’s website at www.sec.gov and the investor relations section of the Partnership’s website at www.tcpipelineslp.com.

Evercore is acting as exclusive independent financial advisor and Kirkland & Ellis LLP is acting as independent legal advisor to the Conflicts Committee.

Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements generally include statements regarding the potential transaction between TC Energy and TC PipeLines, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction, projected financial information, future opportunities, and any other statements regarding TC Energy’s and TC PipeLines’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “outlook,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of TC Energy’s and TC PipeLines’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite TC PipeLines unitholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to TC Energy’s or TC PipeLines’s respective businesses; the effect of this communication on the price of TC Energy’s common shares or TC PipeLines’s common units; the effects of industry, market, economic, political or regulatory conditions outside of TC Energy’s or TC PipeLines’s control; transaction costs; TC Energy’s ability to achieve the benefits from the proposed transaction; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: the impact of downward changes in oil and natural gas prices, including any effects on the creditworthiness of shippers or the availability of natural gas in a low oil price environment; the impact of litigation and other opposition proceedings on the ability to begin work on projects and the potential impact of an ultimate court or administrative ruling to a project schedule or viability; uncertainty surrounding the impact of global health crises that reduce commercial and economic activity, including the recent outbreak of the COVID-19 virus, and the potential impact on the respective businesses of TC Energy and TC PipeLines; the potential disruption or interruption of operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the parties’ control; and the potential liability resulting from pending or future litigation. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. TC PipeLines assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Additional factors that could cause results to differ materially from those described above can be found in TC PipeLines’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on TC PipeLines’s website at https://www.tcpipelineslp.com/investors/reports-and-filings/ and on the SEC’s website at http://www.sec.gov, and in TC Energy’s most recent Annual Report on Form 40-F, as it may be updated from time to time by current reports on Form 6-K all of which are available on TC Energy’s website at https://www.tcenergy.com/investors/reports-and-filings/ and on the SEC’s website at http://www.sec.gov.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

This communication may be deemed to be solicitation material in respect of the potential transaction. In connection with the potential transaction, on January 22, 2021, TC Energy filed with the SEC an amendment to the registration statement on Form F-4 that was originally filed on January 11, 2021 containing a prospectus of TC Energy and a proxy statement of TC PipeLines. The registration statement was declared effective on January 26, 2021, and TC PipeLines commenced mailing the definitive proxy statement/prospectus to common unitholders of TC PipeLines on or about January 28, 2021. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that TC Energy or TC PipeLines filed with the SEC or sent to TC PipeLines’s common unitholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TC ENERGY AND TC PipeLines ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by TC Energy or TC PipeLines through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by TC Energy will be available free of charge on TC Energy’s website at https://www.tcenergy.com/investors/reports-and-filings/ and copies of the documents filed with the SEC by TC PipeLines will be available free of charge on TC PipeLines’s website at https://www.tcpipelineslp.com/investors/reports-and-filings.

TC Energy and TC PipeLines, and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of TC Energy is set forth in its Management Information Circular, dated February 27, 2020, which was filed as Exhibit 99.1 to TC Energy’s Current Report on Form 6-K, filed with the SEC on March 16, 2020. Information about the directors and executive officers of TC PipeLines is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 20, 2020, and its Current Reports on Form 8-K, filed with the SEC on September 17, 2020 and November 13, 2020. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction is included in the registration statement and proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

About TC PipeLines, LP

TC PipeLines, LP is a Delaware master limited partnership with interests in eight federally regulated U.S. interstate natural gas pipelines which serve markets in the Western, Midwestern and Northeastern United States. The Partnership is managed by its general partner, TC PipeLines GP, Inc., a subsidiary of TC Energy Corporation (NYSE: TRP). For more information about TC PipeLines, LP, visit the Partnership’s website at www.tcpipelineslp.com.

Media Inquiries:

Jaimie Harding/Hejdi Carlsen
403.920.7859 or 800.608.7859

Unitholder and Analyst Inquiries:

Rhonda Amundson

877.290.2772

investor_relations@tcpipelineslp.com

or

Morrow Sodali LLC

Paul Schulman / William Dooley

203.658.9400